TATA COMMUNICATIONS LIMITED

REGD. OFFICE: VSB, M.G. ROAD, FORT, MUMBAI-400001.

IRANNOTICE

US Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

July 31, 2013

Re: Notice of disclosure filed in Exchange Act Annual Report under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities and Exchange Act of 1934, as amended, notice is hereby provided that Tata Communications Limited has made disclosure pursuant to those provisions in its Annual Report on Form 20-F for the year ended March 31, 2013, which was filed with the US Securities and Exchange Commission on July 31, 2013.

Respectfully submitted,

Tata Communications Limited

By: /s/ Sanjay Baweja

Name: Sanjay Baweja

Title: Chief Financial Officer